FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

July 27, 2009

ITEM 3   News Release:

A news release was issued on July 29, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from July 27 to August 24, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Stay Period under its order under the CCAA was extended by the Court from July 27, 2009 to August 24, 2009.  This is the eighth extension of the Stay Period since the Court’s initial Order on August 13, 2008. The Court also approved an increase in the maximum amount of capital expenses JED is allowed to make from $2.5 million to $2.65 million.  In a separate matter, the Court also dismissed the previously announced claims by NEO Exploration Inc. and Ptarmigan Lands LP respecting assets purchased from JED, and set aside its previous direction that the proceeds of the purchase being held in trust be released to JED.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on July 29, 2009.